April 9, 2021

Samantha Brutlag
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meeder Funds: File Nos. 002-85378 and 811-03462

Dear Ms. Brutlag:

On February 5, 2021, Meeder Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 102 (the “Amendment”) to the Trust’s Registration Statement under the Securities Act of 1933 (the “1933 Act”). The Amendment was filed pursuant to Rule 485(a)(1) under the 1933 Act to change the name and the investment strategy of certain Meeder Funds. On March 22, 2021, you provided oral comments. The following is a summary of our understanding of your comments and responses from the Trust.

General

1.	Comment: Please file a correspondence via EDGAR responding to these comments at least five business days prior to filing a post-effective amendment under Rule 485(b). Please also provide the staff with a copy of the Rule 485(b) filing redlined to show changes from the 485(a) filing.

Response: The Registrant will file an EDGAR correspondence responding to these comments at least five business days prior to filing a post-effective amendment under Rule 485(b) and will provide the staff with a redlined copy of the Rule 485(b) filing.

2.	Comment: Please remove the date of April 6, 2021 from the unchecked box on the cover page.

Response: The Registrant has removed the reference to the April 6, 2021.

3.	Comment: For each fund, please prioritize the top 3-5 principal investment risks most likely to impact a fund’s net asset value, yield and total return and list those risks first, followed by the other principal investment risks in alphabetical order.

Response: The Registrant believes the ordering of the risk disclosure is appropriate and in conformity with the requirements of Form N-1A. Therefore, the Registrant respectfully declines to make the requested change. However, the Registrant has modified the first paragraph under Principal Risks in each summary as follows:

All investments carry a certain amount of risk and the Fund cannot guarantee that it will achieve its investment objective. An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Loss of money is a risk of investing in a mutual fund. All of the risks listed below are significant to the fund, regardless of the order in which they appear.

April 9, 2021

4.	Comment: Please update performance information to reflect performance as of December 31, 2020.

Response: The performance information will be updated as of December 31, 2020.

Principal Investment Strategy – Spectrum Fund

5.	Comment: The disclosure at the bottom of page 6 states:

When selecting investments for the Fund, the Adviser continually evaluates style, market capitalization, sector rotation, and international positions by utilizing a series of quantitative models to perform fundamental and technical analysis in order to identify opportunities that have the best attributes for outperformance. Individual equity selection is driven by the Adviser’s quantitative model that evaluates securities based on exposure to value, quality, momentum, and sentiment characteristics.

Please elaborate on what is meant by “value, quality, momentum, and sentiment”.

Response: The Registrant has revised the Prospectus disclosure referenced in the comment as follows:

When selecting investments for the Fund, the Adviser continually evaluates style, market capitalization, sector rotation, and international positions by utilizing a series of quantitative models to perform fundamental and technical analysis in order to identify opportunities that have the best attributes for outperformance. Individual equity selection is driven by the Adviser’s quantitative model that evaluates securities based on exposure to value, quality, momentum, and sentiment characteristics.

•	Value measures the relative value of a company using metrics like revenue, cash flow, and income.

•	Quality is a measure of the financial performance of a company, typically measured by the stability of its earnings and cash flows, along with the strength of its balance sheet.

•	Momentum measures the rate of change in the price of securities over time.

April 9, 2021

•	Sentiment is a measure of the prevailing attitudes of investors related to anticipated price movements in the market.

Principal Investment Strategy – Conservative Allocation Fund

6.	Comment: The Conservative Allocation Fund may invest without limit in high yield securities. Please repeat in the “High Yield Risk” disclosure on page 29 that the fund may invest without limit in junk bonds.

Response: The Registrant has revised the High Yield risk disclosure as follows:

High Yield Risk. The Fund may purchase fixed income securities rated below the investment grade category (non-investment grade bond, speculative grade, or junk bond) without limitation. Securities in this rating category are considered speculative. Changes in economic conditions or other circumstances may have a greater effect on the ability of issuers of these securities to make principal and interest payments than they do on issuers of investment grade securities. Therefore, fixed income securities in this category may have greater price fluctuations and have a higher risk of default than investment grade securities.

Principal Investment Strategy – Quantex Fund

7.	Comment: In the first paragraph under Principal Investment Strategy on page 37, please disclose the capitalization ranges of companies in the Russell MidCap Index as of a specific date.

Response: The Registrant has revised the first paragraph under Principal Investment Strategy on page 37 as follows:

Under normal conditions, at least 60% of the Fund’s net assets will be invested in common stock of mid-capitalization companies, stock, and rights and warrants. Mid-capitalization companies are defined as those whose market capitalizations are similar to the market capitalization of companies in the Russell Midcap Index, a widely used benchmark for mid-sized U.S. company stock performance. The market capitalization range of the Russell Midcap Index as of May 8, 2020 was approximately $1.8 billion to $31.7 billion. Typically, the Fund will be diversified throughout all major industry sectors. However, more emphasis is given to capitalization levels and there are occasions when all sectors are not represented in the Fund’s portfolio.

8.	Comment: In the paragraph on page 40 under Performance or in a footnote, please disclose that significant changes were made to the principal investment strategy of the Quantex Fund and specify the date of the changes.

Response: The revision to the Quantex Fund Principal Investments Strategy is intended to moderate performance within the existing range of performance for the Fund by widening the potential range of securities available for investment. The Registrant does not believe that the revision will significantly impact performance in comparison to past performance and has no immediate plans to re-position the portfolio. Therefore, the Registrant respectfully declines to make the requested change.

April 9, 2021

Principal Investment Strategy – Tactical Income Fund

9.	Comment: In the first paragraph under Principal Investment Strategy on page 42 please explain what “duration” means and give an example.

Response: The following language has been added to explain references to duration in the Principal Investment Strategy for the Fund.

The Fund may invest in fixed income securities of any duration and may utilize derivative investments that provide exposure to fixed income securities. The Adviser utilizes a quantitative model to assist in managing the duration of the Fund’s investment portfolio. Duration is a measure of a fund’s interest-rate sensitivity. The longer a fund’s duration, the more sensitive the fund is to shifts in interest rates. Under normal circumstances, average portfolio duration of the fixed income securities held by the Fund will not exceed ten years. The Fund may also have a negative duration. Average portfolio duration will change depending on the Adviser’s interest rate expectations and outlook on changing market, economic, and political conditions.

10.	Comment: Will short sales be utilized only connection with derivatives? If not, please clarify the disclosure on page 43. If short sales are limited to derivatives, please review the short sale risk disclosure to ensure it is accurate.

Response: In addition to short sales of derivative instruments, the Fund may take long positions in leveraged and inverse ETFs that contain short positions. The Registrant has added the following text to the Principal Investment Strategy and Principal Risks for the Fund. The Registrant believes the short sale risk disclosure is accurate.

The Fund may purchase shares of fixed income mutual funds, exchange traded funds, closed end funds and unit investment trusts to provide efficient and diversified exposure to domestic, foreign or emerging market segments, including inverse and leveraged ETFs and affiliated money market funds. The Fund may also invest up to 20% of its net assets in equity securities, including preferred stock, convertible securities, common stocks and real estate investment trusts (“REITs”).

Inverse and Leveraged Fund Risk. The Fund may utilize inverse ETFs that seek to provide the inverse daily return of a particular index or group of securities. Over time, the inverse ETFs’ returns may differ dramatically from the returns of the underlying index, an effect exacerbated with longer holding periods. Use of inverse and leveraged ETFs will amplify the Fund’s gains and losses. Most leveraged ETFs “reset” daily. Due to the effect of compounding, their performance over longer periods of time can differ significantly from the performance of their underlying index during the same period of time.

April 9, 2021

11.	Comment: In the paragraph on page 46 under Performance or in a footnote, please disclose that significant changes were made to the principal investment strategy of the Tactical Income Fund and specify the date of the changes.

Response: The Registrant has added the following disclosure below the Performance Table.

The Fund’s name was changed to the Tactical Income Fund on April 16, 2021. Performance prior to that date reflects the Fund’s former investment strategy, which primarily invested in investment grade U.S. fixed income securities.

12.	Comment: Please explain why the Bloomberg Barclays 1-3 Month U.S. Treasury Bill Index is an appropriate index for a fund with an average duration of less than 10 years.

Response: The Tactical Income Fund will utilize an unconstrained tactical investment strategy with a flexible asset allocation structure. The Fund will adjust its allocation of investments and effective duration in response to changes in market conditions. Given the flexible nature of the investment portfolio, the Registrant believes that no specific measure of fixed income asset classes or effective duration would provide an appropriate benchmark for the fund.

The Registrant believes that the Bloomberg Barclays 1-3 Month U.S. Treasury Bill Index will provide investors with the most appropriate basis for evaluating performance of the unconstrained tactical strategy. Use of an index tracking one end of the effective duration spectrum will allow investors to compare performance of the unconstrained tactical strategy against a measure of current yield. The Registrant notes that other unconstrained income funds with similar duration targets have selected a 3-month target index as the primary benchmark for the fund, including Western Asset Macro Opportunities (benchmark: ICE BofA USD 3M Dep OR CM TR USD); PIMCO Dynamic Bond (benchmark: ICE LIBOR 3 Month USD) and Transamerica Unconstrained Bond (benchmark: ICE BofA USD 3M Dep OR CM TR USD).

Other Comments

13.	Comment: Please update the expense reduction disclosure on page 63 and confirm that the voluntary fee waivers and expense reimbursements are not shown on the fee table.

Response: The Registrant will update the voluntary fee waiver and expense limitation disclosure to December 31, 2020. The Registrant confirms that the voluntary fee waivers and expense reimbursements are not shown on the Annual Fund Operating Expenses Table.

14.	Comment: Please correct the typographical error on the first page of the SAI.

April 9, 2021

Response: The typographical error has been corrected.

15.	Comment: We note that the Quantex Fund is changing its principal investment strategy and the Tactical Income Fund is changing both its name and principal investment strategy. As a result, the staff has the following questions with respect to each fund:

a.	Has the fund notified shareholders of the planned change in strategy? If so, please provide a copy of the notice or letter and inform us of the manner in which it was provided to shareholders and the date on which it was provided? If no notice was given, please inform us when notice will be given.

Response: Yes. The attached Notice to Shareholders was transmitted to shareholders on or about February 5, 2021 on behalf of the Funds by Broadridge Financial Solutions, Inc.

b.	What percentage of the portfolio will need to be repositioned as result of the change in strategy?

Response: The Registrant expects that approximately 50% of the Tactical Income Fund portfolio will need to be repositioned. At the present time, the Registrant does not expect that any portion of the Quantex portfolio will need to be repositioned. Changes to this portfolio could be made in the future depending on market conditions.

c.	Have any shareholders contacted the Registrant or any intermediary regarding the planned changes? If so, describe the nature of the communication, including whether shareholders expressed displeasure or disagreement, or threatened litigation.

Response: No. The Registrant has received no inquiries in response to the Notice to Shareholders.

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If you have any questions concerning this request, please contact the undersigned at (614) 469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:	Tim McCabe

Doug Jennings

James B. Craver